

May 1, 2012

Via E-Mail
Mr. Peter T. Gelfman
Vice President, General Counsel & Secretary
Northern Tier Energy LLC
Northern Tier Finance Corporation
38C Grove Street, Suite 100
Ridgefield, Connecticut 06877

>   **Re:**   **Northern Tier Energy LLC**
>   **Northern Tier Finance Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed April 20, 2012**
>   **File No. 333-178458**

Dear Mr. Gelfman:

We have reviewed your amendment and your correspondence dated April 20, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Compensation Discussion and Analysis, page 120

Bonuses, page 122

1.   We note your disclosure that you paid the 2011 Bonus Plan awards, as well as your disclosure on page 122 that "[w]hen making decisions regarding the 2011 amounts to be paid to each named executive officer, [your] compensation committee reviewed [your] EBITDA results for the 2011 year, the general target bonus amounts that had been previously set for each executive, and [your] overall performance during the 2011 year." For each of your named executive officers who received an award, please disclose more

specifically the aspects of performance that were considered in determining the award amount. See Item 402(b)(2)(vi) and 402(b)(2)(vii) of Regulation S-K.

Long-Term Equity-Based Incentives, page 123

2.   We note that in your amendment you removed your discussion of the material features of the 2012 Long-Term Incentive Plan that you intend to adopt. Please undertake to disclose the plan's material terms when they are finalized.

NTI Management Class C Unit Agreements, page 131

3.   We note that in your amendment you removed the following statement from your discussion of circumstances which would trigger accelerated vesting of the NTI Management Class C units: "We do not expect that this offering will trigger an MoM Event for the NTI Management Class C units." Please tell us whether either this exchange offer or your equity offering would trigger accelerated vesting of the units.

Certain Relationships and Related Person Transactions, page 137

4.   We note your response to comment 3 in our letter dated February 10, 2012, including your disclosure on page 137 that you "will not pay ACON Management and an affiliate of TPG Capital any fees in connection with this exchange offer." Please also disclose whether you will pay to ACON and TPG the fees specified in Sections 2(c) and/or 2(d) of the Amended and Restated Management Services Agreement in connection with your equity offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filings; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

You may contact Don Delaney (Staff Accountant) at (202) 551-3863 or Shannon Buskirk (Staff Accountant) at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman Von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director